FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on July 26, 2012

Tel Aviv, July 26, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") announced today that BrainsGate Ltd. ("BrainsGate"), which is approximately 30% held by the Company, received Food and Drug Administration ("FDA") approval of its clinical trial protocol. The clinical trial commenced in June 2011, and to date 176 patients have been enrolled in 57 medical centers outside the United States. The said approval will allow BrainsGate to enroll patients for the clinical trial in the Unites States as well.

The clinical trial is meant to support BrainsGate's planned submission to the FDA for approval to market its product, a device for treating ischemic stroke within a 24 hour window post symptom onset. Current treatments, among them drug treatment with the tPA protein, are approved for use during a limited window of just 3 to 4.5 hours post symptom onset. The device operates by electrically stimulating a small nerve center located behind the nasal cavity (the SPG) using a miniature electrode, in order to increase blood flow to the brain.

BrainsGate estimates that the clinical trial will be completed during the fourth quarter of 2013, with the completion of the trial on approximately 450 patients.

BrainsGate's estimates regarding the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its development and business potential, BrainsGate's intentions and strategy, and information existing in BrainsGate on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, a lack of success in  recruiting the large number of candidates  necessary to complete the trial, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risks associated with the course of the trial and its results occurs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  July 26, 2012